APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Anas Norwegian Bakeri LLC

Profit and Loss

January - December 2020

	TOTAL
Income	
Discounts given	-214.63
QuickBooks Payments Sales	2,066.43
Sales	12,512.15
Sales of Product Income	512.00
Uncategorized Income	-810.58
Total Income	**$14,065.37**
Cost of Goods Sold	
Shipping	188.18
Total Cost of Goods Sold	**$188.18**
GROSS PROFIT	**$13,877.19**
Expenses	
Advertising & Marketing	1,247.31
Bank Charges & Fees	7.20
Car & Truck	101.86
Contractors	33.46
Insurance	39.11
Job Supplies	2,881.20
Meals & Entertainment	377.53
Office Supplies & Software	2,256.82
Other Business Expenses	47.00
QuickBooks Payments Fees	97.25
Rent & Lease	265.00
Taxes & Licenses	389.24
Uncategorized Expense	25.00
Utilities	480.00
Total Expenses	**$8,247.98**
NET OPERATING INCOME	**$5,629.21**
Other Expenses	
Reconciliation Discrepancies	9,573.36
Total Other Expenses	**$9,573.36**
NET OTHER INCOME	**$ -9,573.36**
NET INCOME	**$ -3,944.15**

Anas Norwegian Bakeri LLC

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1 Checking	39.64
Personal	3,395.21
Total Bank Accounts	**$3,434.85**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Uncategorized Asset	-509.90
Undeposited Funds	0.00
Total Other Current Assets	**$ -509.90**
Total Current Assets	**$2,924.95**
TOTAL ASSETS	**$2,924.95**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Colorado Department of Revenue Payable	297.08
Total Other Current Liabilities	**$297.08**
Total Current Liabilities	**$297.08**
Total Liabilities	**$297.08**
Equity	
Opening Balance Equity	7,901.60
Owner's Investment	-600.00
Owner's Pay & Personal Expenses	-729.58
Retained Earnings	0.00
Net Income	-3,944.15
Total Equity	**$2,627.87**
TOTAL LIABILITIES AND EQUITY	**$2,924.95**

Ana's Norwegian Bakeri

Profit and Loss
January - December 2021

	TOTAL
Income	
Discounts given	-567.96
QuickBooks Payments Sales	2,346.38
Sales	43,919.32
Uncategorized Income	136.65
Total Income	**$45,834.39**
Cost of Goods Sold	
Shipping	94.32
Total Cost of Goods Sold	**$94.32**
GROSS PROFIT	**$45,740.07**
Expenses	
Advertising & Marketing	7,108.91
Bank Charges & Fees	507.46
Car & Truck	613.03
Food/Job Supplies	21,417.43
Insurance	766.04
Meals & Entertainment	2,257.72
Office Supplies & Software	13,877.01
Other Business Expenses	148.30
QuickBooks Payments Fees	136.90
Rent & Lease	12,119.14
Repairs & Maintenance	4,298.66
Taxes & Licenses	2,012.73
Travel	18.00
Uncategorized Expense	97.19
Utilities	2,679.36
Total Expenses	**$68,057.88**
NET OPERATING INCOME	**$ -22,317.81**
Other Income	
Mainvest Funding	18,508.01
Tips Income	4.95
Total Other Income	**$18,512.96**
Other Expenses	
Reconciliation Discrepancies	5,753.60
Total Other Expenses	**$5,753.60**
NET OTHER INCOME	**$12,759.36**
NET INCOME	**$ -9,558.45**

Ana's Norwegian Bakeri

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1 Business Checking US Bank	2,014.63
Amazon Credit	-35.00
Cash on hand	252.00
Personal	13.95
Total Bank Accounts	**$2,245.58**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Uncategorized Asset	3,580.19
Undeposited Funds	3,639.49
Total Other Current Assets	**$7,219.68**
Total Current Assets	**$9,465.26**
TOTAL ASSETS	**$9,465.26**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
First Bank Credit Card	10,250.56
Total Credit Cards	**$10,250.56**
Other Current Liabilities	
Colorado Department of Revenue Payable	272.60
Colorado, Centennial Payable	0.00
Total Other Current Liabilities	**$272.60**
Total Current Liabilities	**$10,523.16**
Total Liabilities	**$10,523.16**
Equity	
Opening Balance Equity	8,093.89
Owner's Draw	-6,149.19
Owner's Investment	10,500.00
Retained Earnings	-3,944.15
Net Income	-9,558.45
Total Equity	**$ -1,057.90**
TOTAL LIABILITIES AND EQUITY	**$9,465.26**

I, Anne-Marie Fanakra, certify that:

1. The financial statements of Anas Norwegian Bakeri included in this Form are true and complete in all material respects; and
2. The tax return information of Anas Norwegian Bakeri included in this Form reflects accurately the information reported on the tax return for Anas Norwegian Bakeri for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature   *Anne-Marie Fanakra*

Name: Anne-Marie Fanakra

Title: Owner